United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                          For the month of April 2002


                                 ICICI Limited
                (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities
                             Exchange Act of 1934.

          Yes                                          No  X
              ---                                         ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----
1.       Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   April 26, 2002

                                            ICICI Ltd.



                                            By: /s/ Jyotin Mehta
                                            -------------------------
                                            Name:  Jyotin Mehta
                                            Title: General Manager & Company
                                                   Secretary

                                                                         Item 1
ICICI Limited

Reserve Bank of India Approves ICICI Bank - ICICI Merger

The Reserve Bank of India (RBI) today approved the merger of ICICI Limited (NYSE: IC) and two of its wholly-owned subsidiaries, ICICI Personal Financial Services Limited (ICICI PFS) and ICICI Capital Services Limited (ICICI Capital), with ICICI Bank Limited (NYSE: IBN).

The Board of Directors of ICICI Bank at its meeting today approved the appointment of the following Additional Directors on the Board of the Bank with effect from the Effective Date of the merger:

1.   Mr. R. Seshasayee, Managing Director, Ashok Leyland Limited
2.   Mr. D. Sengupta, Chairman, General Insurance Corporation of India
3. Prof. Marti G. Subrahmanyam, Professor of Finance, Stern School of Business, New York University
4.   Mr. L. N. Mittal, Chairman & CEO, LNM Group
5.   Mr. Anupam Puri, Management Consultant
6.   Ms. Kalpana Morparia
7.   Mr. S. Mukherji

The Board approved the appointment of Mr. K. V. Kamath and Ms. Lalita D. Gupte, presently non-wholetime Directors of the Bank, as Managing Director & CEO and Joint Managing Director respectively, and Ms. Kalpana Morparia and Mr. S. Mukherji as Executive Directors, with effect from the Effective Date. The Board also approved the re-designation of Mr. H. N. Sinor as Joint Managing Director. The appointments are subject to the approval of RBI.

Said Mr. K. V. Kamath, "We are delighted that we have been able to obtain regulatory and statutory approvals for the merger within six months and would like to thank the authorities for their support".


Additional Information and Where to Find It
ICICI Bank and ICICI have made available Notice of the Shareholders' Meeting, a copy of the Scheme of Amalgamation and an Information Statement to their shareholders and American Depositary Receipt (ADR) holders. These documents contain important information about the merger. Shareholders and ADR holders are urged to read these documents carefully. Free copies of these documents may also be obtained from ICICI Bank and ICICI. ICICI Bank's and ICICI's filings with the Securities and Exchange Commission (SEC) are also available to the public from commercial document-retrieval services or from the SEC website at www.sec.gov.

Forward-Looking Statements

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For press queries please call Madhvendra Das at 91-22-653 6124 or email at das@icici.com

For investor queries please call Rakesh Jha at 91-22-653 8902 or Anindya Banerjee at 91-22-653 7131 or email at ir@icici.com

April 26, 2002

END